SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem announces that Petroquisa did not exercise its option and reaffirms its commitment to growth

São Paulo, Brazil, March 31, 2006 — Braskem S.A. (BOVESPA: BRKM5; NYSE: BAK;  LATIBEX: XBRK), a leader in the thermoplastic resins segment in Latin America and one of the  three largest privately-owned Brazilian ndustrial companies, announced today that its minority shareholder, Petrobras Química S.A., or Petroquisa, did not exercise its option to increase its  share of Braskem´s voting share capital and accordingly, that its option has expired. If Petroquisa had exercised its option, it would have increased its ownership of Braskem’s voting  share capital from approximately 10% to as much as 30%. The option was not exercised, as it was not possible to reach a consensus regarding the terms and conditions that would allow the  creation of value for all of Braskem’s shareholders.

José Carlos Grubisich, Braskem´s CEO, noted that “Braskem maintains its strong belief that  consolidation and integration remain the best approach for the Brazilian petrochemical industry to become more competitive in response to greater challenges as the petrochemical market is increasingly globalized.” Braskem´s CEO added that “our company will continue working to improve the competitiveness of the entire production chain for petrochemicals and plastics in  Brazil.”

Grubisich also noted that Braskem will continue to implement all of its programs for growth and increasing competitiveness, with a focus on additional production capacity, strong technological innovation and access to new sources of competitive raw materials: “Braskem will continue to invest in its growth, which is the best way to demonstrate confidence in the strength of the petrochemical market and the Brazilian economy.” He affirmed that “Braskem reiterates its commitment to the development of the State of Rio Grande do Sul and the Triunfo Petrochemical Complex, where its most modern and competitive industrial units are located, including its Center for Technology and Innovation. Braskem will continue to manage Copesul, together with the Ipiranga Group, with the same success achieved thus far.”

Braskem's existing corporate structure will not change in any manner, and Petroquisa will maintain its existing ownership interest of 10.02% and 8.45% of Braskem's voting and total share capital, respectively.

For more information, visit our website at
www.braskem.com.br
our contact our Investor Relations Department.
Braskem’s existing corporate structure will not change in any manner, and Petroquisa will maintain its existing ownership interest of 10.02% and 8.45% of Braskem’s voting and total   share capital, respectively. Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.8 million tons of petrochemical products.

Contact info:
José Marcos Treiger
Investor Relations Director	FORWARD-LOOKING STATEMENT DISCLAIMER
Tel: (55 11) 3443 9529
jm.treiger@braskem.com.br
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward- looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer